UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended May 31, 2023

The Graystone Company, Inc.
(Exact name of registrant as specified in its charter)

Colorado

(State of other jurisdiction of incorporation or organization)

401 E. Las Olas Blvd #130-321

Fort Lauderdale, FL 33301

Phone: : (954) 251-2833

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

THE GRAYSTONE COMPANY, Inc.

SEMIANNUAL REPORT ON FORM 1-SA

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 of this report, and together with our audited consolidated financial statements and the related notes included in our Form 1-A for the fiscal year ended November 30, 2020. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this semi-annual report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of Fig Game Shares, our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled “Risk Factors” in our Annual Statement on Form 1-A (File No. 024-11421), which was filed with the Securities and Exchange Commission, or SEC, on April 21, 2021 identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) we may not be able to have our content accepted by the marketplace; (4) bitcoin mining is competitive and sensitive to prices of bitcoin and energy; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) Our ability to compete effectively; (9) bitcoin price volatility (10) our tax status; (11) national, international and local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; and (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, all references to “Graystone,” “we,” “us,” “our,” or “the Company” mean The Graystone Company, Inc. and its consolidated entities.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

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Overview

The Graystone Company business focuses on Bitcoin Mining - i.e. the process by which Bitcoins are created resulting in new blocks being added to the blockchain and new Bitcoins being issued to the miners. Miners engage in a set of prescribed complex mathematical calculations in order to add a block to the blockchain and thereby confirm cryptocurrency transactions included in that block’s data. Miners that are successful in adding a block to the blockchain are automatically awarded a fixed number of Bitcoins for their effort. All of the Company’s Bitcoin Mining activities will be conducted through our wholly-owned subsidiary Graystone Mining. The Company only mines Bitcoin.

The Company has purchased ASIC (application-specific integrated circuit) computers – these are computers are specifically designed for cryptocurrency mining - that will be used for Bitcoin Mining. We are hosting these Bitcoin Mining equipment with 3rd party datacenters or farms (often referred as a “Co-Location”) that will power and operate our Bitcoin Mining equipment for a fee – however, in the future, we intend to conduct our Bitcoin Mining operations from our own facilities.

We are currently generating revenues through receiving Bitcoin from our Bitcoin Mining equipment and the sale of bitcoin mining equipment.

On June 2, 2023, the company entered into a verbal agreement to acquire Direct Capital Investments, Inc., a Delaware Company.  As part of the acquisition of Direct Capital Investments, Anastasia Shishova will resigned as an officer and director of the Company and the directors of Direct Capital Investment shall become the officers and directors of the Company.  Additionally, Ms. Shishova will transfer 40,951,000 shares of the Class B Common Stock to the shareholders of Direct Capital Investment.

Our business is located at 401 E. Las Olas Blvd #130-321, Fort Lauderdale, FL 33301. Our telephone number is (954) 271-2704. Our E-Mail address is investors@thegraystonecompany.com. The address of our web site is www.thegraystonecompany.com. Information contained on, or accessible through, the website is not a part of, and is not incorporated by reference into, semi-annual report.

Organizational History

The Graystone Company, Inc. was originally incorporated in the State of New York on May 27, 2010 under the name of Argentum Capital, Inc.,. The Company was reincorporated in Delaware on January 10, 2011 and subsequently changed its name to The Graystone Company, Inc. on January 14, 2011.  The Company was reincorporated in Colorado on May 1, 2016. The Company is domiciled in the state of Florida, where it maintains its corporate headquarters in Fort Lauderdale, FL.

Our Class A Common Stock is quoted on the OTC Tier of OTC Markets under the symbol, “GYST.” On June 2, 20223, the last reported sale price of our Class A Common Stock was $0.0028 per share.

Acquisition: On June 2, 2023, the company entered into a verbal agreement to acquire Direct Capital Investments, Inc., a Delaware Company.  As part of the acquisition of Direct Capital Investments, Anastasia Shishova will resigned as an officer and director of the Company and the directors of Direct Capital Investment shall become the officers and directors of the Company. Additionally, Ms. Shishova will transfer 40,951,000 shares of the Class B Common Stock to the shareholders of Direct Capital Investment. Once the acquisition is complete the shareholders of Direct Capital Investment will own approximately 80% of the voting power of the company and be the sole officers and directors of the Company.  The company is currently working the finalize the details of the acquisition and expects to close on or about June 15, 2023.

Principal Products and Services

Bitcoin Mining Business (via Graystone Mining, Inc.)

The Company main business is operating is Bitcoin Mining. The Company earns revenues from Bitcoin Mining by providing transaction verification services within the digital currency network of Bitcoin. The Company satisfies its performance obligation at the point in time that the Company is awarded a unit of Bitcoin through its participation in the Bitcoin’s network and network participants benefit from the Company’s verification service. In consideration for these services, the Company receives Bitcoin, which is recorded as revenue using the closing U.S. Dollar price of the Bitcoin on the date of receipt.  The Company only mines Bitcoin.

Sale of Bitcoin Mining Equipment

In October 2021, the Company began offering turnkey mining solutions for companies or individuals looking to mine bitcoin but are unable to meet the minimum order quantities (MOQs) for equipment. The Company offers equipment for sale along with hosting services. We are able to provide hosting services by subleasing through current hosting provider. The Company has resold 25 units to 3rd parties and is currently sub-hosting these units.

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Bitcoin Mining Explained

 A Bitcoin is one type of an intangible digital asset that is issued by, and transmitted through, an open source, math-based protocol platform using cryptographic security (the “Bitcoin Network”). The Bitcoin Network is an online, peer-to-peer user network that hosts the public transaction ledger, known as the “blockchain,” and the source code that comprises the basis for the cryptography and math-based protocols governing the Bitcoin Network. No single entity owns or operates the Bitcoin Network, the infrastructure of which is collectively maintained by a decentralized user base. Bitcoins can be used to pay for goods and services or can be converted to fiat currencies, such as the U.S. Dollar, at rates determined on Bitcoin exchanges or in individual end-user-to-end-user transactions under a barter system.

Bitcoins are “stored” or reflected on the blockchain. The blockchain records the transaction history of all Bitcoins in existence and, through the transparent reporting of transactions, allows the cryptocurrency network to verify the association of each Bitcoin with the digital wallet that owns them. The network and software programs can interpret the blockchain to determine the exact balance, if any, of any digital wallet listed in the blockchain as having taken part in a transaction on the cryptocurrency network.

Mining is the process by which Bitcoins are created resulting in new blocks being added to the blockchain and new Bitcoins being issued to the miners. Miners engage in a set of prescribed complex mathematical calculations in order to add a block to the blockchain and thereby confirm cryptocurrency transactions included in that block’s data. Miners that are successful in adding a block to the blockchain are automatically awarded a fixed number of Bitcoins for their effort. To begin mining, a user can download and run the network mining software, which turns the user’s computer into a node on the network that validates blocks.

All Bitcoin transactions are recorded in blocks added to the blockchain. Each block contains the details of some or all of the most recent transactions that are not memorialized in prior blocks, a reference to the most recent prior block, and a record of the award of Bitcoins to the miner who added the new block. Each unique block can only be solved and added to the blockchain by one miner; therefore, all individual miners and mining pools on the cryptocurrency network are engaged in a competitive process and are incentivized to increase their computing power to improve their likelihood of solving for new blocks.

The method for creating new Bitcoins is mathematically controlled in a manner so that the supply of Bitcoins grows at a limited rate pursuant to a pre-set schedule. Mining economics have also been much more pressured by the “Difficulty Rate” – a computation used by miners to determine the amount of computing power required to mine Bitcoin. The Difficulty Rate is directly influenced by the total size of the entire Bitcoin network. The Bitcoin network has grown 12-fold in the past year, resulting in a 12-fold increase in difficulty. Meanwhile, demand from miners also drove up hardware and power prices, the largest costs of production. This deliberately controlled rate of Bitcoin creation means that the number of Bitcoins in existence will never exceed 21 million and that Bitcoins cannot be devalued through excessive production unless the Bitcoin Network’s source code (and the underlying protocol for Bitcoin issuance) is altered.

Mining pools have developed in which multiple miners act cohesively and combine their processing power to solve blocks. When a pool solves a new block, the participating mining pool members split the resulting reward based on the processing power they each contributed to solve for such block. The mining pool operator provides a service that coordinates the workers. Fees are paid to the mining pool operator to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members’ hashing power, identifies new block rewards, records how much work all the participants are doing, and assigns block rewards in-proportion to the participants’ efforts. While pool fees are not paid directly, pool fees (approximately 2% to 5%) are deducted from amounts we may otherwise earn. Participation in such pools is anticipated to be essential for our mining business.

5

Results of Operations

As of May 31, 2023, we have cash balance of $0 and $62,625.38 in Bitcoin. Our cash balance is not sufficient to fund our limited level of operations for any substantive period of time. We have been utilizing, and may continue to utilize, funds from the sale of Company stock and loans payable.

In order to implement our plan of operations for the next twelve-month period, we require a minimum of $6,000,000 of funding. We plan to obtain this funding from the sale of shares of our common stock or through debt financing.

The Six Months Ended May 31, 2023 and May 31, 2022

Revenue: The company generated $26,050 in revenue from its Bitcoin Mining Operation for the six months ended May 31, 2023 and $67,357 for the six months ended May 31, 20221.  The company generated $16,514 in revenue from its Bitcoin Hosting Operations for the six months ended May 31, 2023, and $2,397 for the six months ended May 31, 2022.  The company generated $125,000 in revenue from its Bitcoin Mining Equipment Sales operations for the six months ended May 31, 2023 and $249,000 for the six months ended May 31, 2022.

Cost Of Goods Sold: Our cost of goods sold for the six months ended May 31, 2023, were $328,312 and $230,782 for the six months ended May 31, 2022. These were broken out as follows: $89,884 related to our Bitcoin mining and hosting operation and $238,428 related to the cost of mining equipment resold.

Operating Expenses: Operating expenses for the six months ended May 31, 2023, were $50,886 and $166,639 for the six months ended May 31, 2022. We also had depreciation expenses of $61,422.

Unrealized gain/loss on Digital Currencies: The Company revalues the digital currencies it holds.  The company had unrealized profit on the digital currencies for the six months ended May 31, 2023 were $20,968 compared to a loss of $27,096 for the six months ended May 31, 2022.

Net Loss: Net loss for the six months ended May 31, 2023, was $252,088 and $153,046 for the six months ended May 31, 2022.

Liquidity and Capital Resources

We had cash of $62,625 at May 31, 2023 which consists of $0 in cash and $62,625 in Bitcoin versus $$100,380 at May 31, 2022 which consists of $20,310 in cash and $80,070 in Bitcoin. Our capital needs have primarily been met by the sale of our stock and loans payable. We will have additional capital requirements during 2022-2023. We do not expect to be able to satisfy our cash requirements in the near term as we have no current revenue stream. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

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Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans on May 31, 2023.

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have had no revenue and significant losses. Accordingly, we have depended on sale of Web Global Holdings Shares to fund our operations and there is a risk that we may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As such, there is substantial doubt regarding our ability to continue as a going concern for a period of one year from the date our condensed consolidated financial statements are issued. The accompanying condensed consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Item 2. Other Information

None.

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Item 3. Financial Statements

The Graystone Company, Inc.
Consolidated Balance Sheet

	May 31,	November 30,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$-	$34
Ditigital currency (Bitcoin)	62,625	67,378
Total Current Assets	62,625	67,413

Non-current assets:
Sale of mining equipment receivable	125,000	-
Bitcoin mining equipment	-	238,428
Leased bitcoin mining equipment	-	61,442

TOTAL ASSETS	$187,625	$367,283

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable	18,750	7,334
Due to related parties	69,692	8,677
Total Current Liabilities	88,442	16,011

TOTAL LIABILITIES	88,442	16,011

Stockholders' Deficit
Preferred stock: 4,000,000 shares authorized; $0.0001 par value
Series B preferred stock, 2,000 shares designated, $0.0001 par value: 617 shares issued and outstanding	1	1
Class A Common stock, $.0001 par value; 500,000,000 shares authorized, 175,541,521 and 175,541,521 shares issued and outstanding as of May 31, 2023 and 2022, respectively)	17,554	17,554
Class B Common stock, $.001 par value; 51,000,000 shares authorized, 51,000,000 shares issued and outstanding as of May 31, 2023 and 2022, respectively	51,000	51,000
Additional paid in capital	686,045	686,045
Accumulated deficit	(655,416)	(403,328)
Total Stockholders' Equity (Deficit)	99,184	351,272
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$187,625	$367,283

The accompanying notes are an integral part of these consolidated financial statements.

8

The Graystone Company, Inc.
Consolidated Statement of Operations

	Six Months Ending
	May 31,
	2023	2022
Revenue
Bitcoin Mining operations	$26,050	$67,357
Bitcoin Mining hosting fees	16,514	2,398
Bitcoin Mining equipment sales	125,000	249,000
Total Revenue	167,564	318,755

Cost of goods sold	328,313	230,782
Gross Profit	(160,748)	87,973

Operating Expenses
General and administration	112,308	166,639
Total operating expenses	112,308	166,639
Other Income (loss)	$	$
Unrealized gain (loss) on Digital Currencies	20,969	(40,784)
Total other Income (loss)	20,969	(40,784)
Net Income (loss)	$(252,088)	$(119,450)

Net profit (loss) per common share, Basic and Diluted	$(0.0014)	$(0.0007)

Weighted average number of Class A Common Stock outstanding, Basic and Diluted	175,541,521	175,016,109

The accompanying notes are an integral part of these consolidated financial statements.

9

The Graystone Company, Inc.
Consolidated Statement of Stockholders' Equity

	Class A Common		Class B Common		Series B Preferred
	Stock		Stock		Stock		Additional		Total
	Number		Number		Number		Paid in	Accumulated	Stockholders'
	of Shares	Amount	of Shares	Amount	of Shares	Amount	Capital	Deficit	Deficit

Balance - November 6, 2020 (Inception)			-	$-	$-	$-	$-	$-	$-
Stock issued to founders	0	0	46,000,000	46,000	0	0	(45,900)	-	100
Reverse merger adjustment	146,391,521	14,639	5,000,000	5,000	617	1	(19,640)	-	-
Net loss	0		-	-	-	-	-	(1,240)	(1,240)
Balance - November 30, 2020	146,391,521	14,639	51,000,000	$51,000	617	$1	$(65,540)	$(1,240)	$(1,140)
Stock issued for cash	18,525,000	1,853	-	-	-	-	497,648	-	499,500
Net loss	-	-	-	-	-	-	-	(132,406)	(132,406)
Balance - November 30, 2021	164,916,521	16,492	51,000,000	$51,000	617	$1	$432,108	$(133,646)	$365,954
Stock issued for cash	10,625,000	1,063	-	-	-	-	253,938	-	255,000
Net loss	-	-	-	-	-	-	-	(269,682)	(269,682)
Balance - November 30, 2022	175,541,521	17,554	51,000,000	$51,000	617	$1	$686,045	$(403,328)	$351,272
Net loss	-	-	-	-	-	-	-	(252,088)	(252,088)
Balance – May 31, 2023	175,541,521	17,554	51,000,000	$51,000	617	$1	$686,045	$(655,416)	$99,184

The accompanying notes are an integral part of these consolidated financial statements.

10

The Graystone Company, Inc.
Consolidated Statement of Cash Flows

	Six Months Ending
	May 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(252,088)	$(153,046)
Changes in operating assets and liabilities:
Mining equipment cost of goods sold	238,428	(87,219)

Expenses paid by related party on behalf of the Company	0	0
Net Cash Used in Operating Activities	$(13,660)	$(240,266)
CASH FLOWS FROM FINANCING ACTIVITIES:
Accrued expenses	-	(3,549)
Accounts payable	(6,226)	6,226
Note receivable from sale of equipment	(125,000)	-
Proceeds (Repayment) of loan to offier	64,991	(42,942)
Cash received for Stock issued to investors	-	255,000
Net Cash Provided by Financing Activities	(66,235)	214,734
CASH FLOWS FROM INVESTING ACTIVITIES:
Depreciation Th/s	61,442	16,565
Net Cash Provided By Investing Activities	61,442	16,565

Net increase in cash and cash equivalents	(4,793)	(8,967)
Cash and cash equivalents, beginning of period	67,419	109,346
Cash and cash equivalents, end of period	$62,626	$100,379

Noncash financing and investing activities
Unrealized gain (loss) on Digital Currencies	$(27,097)	(27,097)
Digital currencies held	80,070	$80,070

Supplemental cash flow information
Cash paid for interest	-	-
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

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The Graystone Company, Inc.

Notes to the Consolidated Financial Statements

May 31, 2023

NOTE 1. ORGANIZATION AND BUSINESS

Organization and Operations

The Graystone Company, Inc. (“Graystone”, “we”, “us”, “our”, the "Company" or the "Registrant") was originally incorporated in the State of New York on May 27, 2010 under the name of Argentum Capital, Inc.   Graystone was reincorporated in Delaware on January 10, 2011 and subsequently changed our name to The Graystone Company, Inc on January 14, 2011.  Graystone was reincorporated in Colorado on May 1, 2016. Graystone is domiciled in the state of Florida, and its corporate headquarters are in Florida and maintains it US executive office in Fort Lauderdale, FL for mailing purposes. The Company selected November 30 as its fiscal year end.

Our business and registered office is located at 401 E. Las Olas Blvd #130-321, Fort Lauderdale, FL 33301. Our telephone number is (954) 251-2833. Our E-Mail address is investors@thegraystonecompany.com.

The address of our web site is www.thegraystonecompany.com. The information at our web site is for general information and marketing purposes and is not part of this report for purposes of liability for disclosures under the federal securities laws.

The Graystone Company operates Bitcoin Mining company.

Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S.  GAAP”), which contemplates the Company’s continuation as a going concern. The Company has incurred operating losses of 153,046 during the period ended May 31, 2021 and has an accumulated deficit of $286,962 as of May 31, 2022.

Management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors.

There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available to the Company, it may be required to curtail or cease its operations.

The uncertainties related to these matters, raise substantial doubt about the ability of the Company to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

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NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

General principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The fiscal year end is November 30.

Related Party Transactions

Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition. FASB ASC 850, Related Party Disclosures (“FASB ASC 850”) requires that transactions with related parties that would make a difference in decision making shall be disclosed so that users of the financial statements can evaluate their significance. Related party transactions typically occur within the context of the following relationships:

•	Affiliates of the entity;

•	Entities for which investments in their equity securities is typically accounted for under the equity method by the investing entity;

•	Trusts for the benefit of employees;

•	Principal owners of the entity and members of their immediate families;

•	Management of the entity and members of their immediate families.

Other parties that can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Consolidation Policy

For May 31, 2021, the consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Graystone Mining. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

Revenue recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products by: (1) identify the contract (if any) with a customer; (2) identify the performance obligations in the contract (if any); (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract (if any); and (5) recognize revenue when each performance obligation is satisfied. Under ASC 606, revenue is recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the performance of service has been rendered to a customer or delivery has occurred; (3) the amount of fee to be paid by a customer is fixed and determinable; and (4) the collectability of the fee is reasonably assured. Other than The Company has no outstanding contracts with any of its’ customers. The Company recognizes revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product and is based on the applicable shipping terms.

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For contracts with customers, ownership of the goods and associated revenue are transferred to customers at a point in time, generally upon shipment of a product to the customer or receipt of the product by the customer and without significant judgments. Advance payments are typically required for commercial customers and are recorded as current liability until revenue is recognized. Advance payments are not required for government customers. The majority of contracts typically require payment within 30 to 60 days after transfer of ownership to the customer.

Advertising and marketing expenses

Advertising and marketing expenses are charged to the statement of operations and comprehensive income, as incurred.

Income taxes

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”. This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, “Income Taxes”. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accordingly, the Company would report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company elects to recognize any interest and penalties, if any, related to unrecognized tax benefits in tax expense.

Share-Based Expense

ASC 718, "Compensation – Stock Compensation," prescribes accounting and reporting standards for all share-based payment transactions in which employee and non-employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Share-based expense totaled $0 for the period ending May 31, 2022.

Earnings per Share

The Company computes basic and diluted earnings per share amounts in accordance with ASC Topic 260, “Earnings per Share.” Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company. As of May 31, 2021, there are no convertible shares that were dilutive instruments and are not included in the calculation of diluted loss per share as their effect would be antidilutive.

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Fair value measurements

Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability.  A three-tier hierarchy is established to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

 The hierarchy is summarized in the three broad levels listed below:

Level 1	quoted prices in active markets for identical assets and liabilities
Level 2	other significant observable inputs (including quoted prices for similar assets and liabilities, interest rates, credit risk, etc.)
Level 3	significant unobservable inputs (including the Company’s own assumptions in determining the fair value of assets and liabilities).

The Company's financial instruments consist primarily of cash and due to related parties. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies relating to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of the contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements.

Recently Issued Accounting Standards

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. The ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2018.

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In January 2017, the FASB issued ASU No. 217-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment. The amendments simplify the subsequent measurement of goodwill and eliminate the two-step goodwill impairment test. The Company will perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value. If fair value exceeds the carrying amount, no impairment should be recorded. Any loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Impairment losses on goodwill cannot be reversed once recognized. The ASU is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not anticipate any material impact on the condensed consolidated financial statements.

Management has considered all recent accounting pronouncements issued. The Company’s management believes that recent pronouncements will not have a material effect on the Company’s financial statements.

NOTE 3. RELATED PARTY CONSIDERATIONS

Due to Related Party

During the period ended May 31, 2022, the Company borrowed, from our CEO, a total amount of $128,802 for payments of operating expense on behalf of the Company. As May 31, 2022, the Company repaid this amount.

NOTE 4. STOCKHOLDERS’ DEFICIT

Class A Common Stock:  The Certificate of Incorporation, as amended, authorizes the Company to issue up to 500,000,000 shares of Class A Common Stock ($0.0001 par value). All outstanding shares of Class A Common Stock are of the same class and have equal rights and attributes. Holders of our Class A Common Stock are entitled to one vote per share on matters to be voted on by shareholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds legally available therefore. Unless otherwise required by the Colorado General Corporation Law, the Class A Common Stock and the Class B Common Stock shall vote as a single class with respect to all matters submitted to a vote of shareholders of the Corporation. Upon our liquidation or dissolution, the holders of our Class A and Class B Common Stock are entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our Class A Common Stock has no cumulative or preemptive rights or other subscription rights. The payment of dividends on our Class A Common Stock is subject to the prior payment of dividends on any outstanding preferred stock, if any.

Class B Common Stock.  Our Certificate of Incorporation, as amended, authorizes the Company to issue up to 51,000,000 shares of Class B Common Stock ($0.001 par value).  All outstanding shares of Class B Common Stock are of the same class and have equal rights and attributes. The Class B shares have the right to convert into Series A at a rate equal to its voting rights which is currently two thousand five hundred (2,500) shares of Class A Common for each 1 shares of Class B Common Stock.. Holders of our Class B Common Stock are entitled to two thousand five hundred (2,500) votes per share on matters to be voted on by shareholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors at the rate as those declared for Class A shareholder times 10.  For example, if the Class A common Shareholders receive as a whole class a $10,000 dividend then the Class B shareholders as a whole class shall receive $100,000. Unless otherwise required by the Colorado General Corporation Law, the Class A Common Stock and the Class B Common Stock shall vote as a single class with respect to all matters submitted to a vote of shareholders of the Corporation. Upon our liquidation or dissolution, the holders of our Class A and Class B Common Stock are entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our Class B Common Stock has no cumulative or preemptive rights or other subscription rights. The payment of dividends on our Class B Common Stock is subject to the prior payment of dividends on any outstanding preferred stock, if any

Series B Preferred Stock

Our Certificate of Incorporation, as amended, authorizes the Company to issue up to 4,000,000 shares of preferred stock, of which 2,000 have been designated as Series B Preferred ($0.0001 par value). The Series B Preferred Shares have no special voting rights, no conversion rights, no liquidation preference and no dividend rights.

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NOTE 5 – PROVISION FOR INCOME TAXES

 The Company provides for income taxes under ASC 740, "Income Taxes." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 21% to the net loss before provision for income taxes for the following reasons:

Net deferred tax assets consist of the following components as of:

	May 31,	May 31,
	2023	2022
NOL carry forward	$252,088	$153,046
Valuation allowance	(252,088)	(153,406)
Net deferred tax asset	$-	$-

Utilization of the NOL carry forwards, which expire 20 years from when incurred, of approximately $252,088 for federal income tax reporting purposes, may be subject to an annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). These ownership changes may limit the amount of the NOL carry forwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an "ownership change" as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders.

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated events occurring between the end of the fiscal year, May 31, 2023 to the date when the financial statements were issued:

On June 2, 2023, the company entered into a verbal agreement to acquire Direct Capital Investments, Inc., a Delaware Company.  As part of the acquisition of Direct Capital Investments, Anastasia Shishova will resigned as an officer and director of the Company and the directors of Direct Capital Investment shall become the officers and directors of the Company.  Additionally, Ms. Shishova will transfer 40,951,000 shares of the Class B Common Stock to the shareholders of Direct Capital Investment.

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Item 4. Exhibits

Exhibit No.	Description

2.1	Amended and Restated Articles of Incorporation as filed with the Colorado Secretary of State on June 4, 2023
2.2*	By-laws of Graystone Company, Inc.

*  Filed as an exhibit to the Company’s Form 1-A/A dated February 19, 2021 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GRAYSTONE COMPANY, INC.

Dated: June 5, 2023	By:	/s/ Anastasia Shishova
Anastasia Shishova
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated

THE GRAYSTONE COMPANY, INC.

Dated: June 5, 2023	By:	/s/ Anastasia Shishova
	Name:	Anastasia Shishova
	Title:	Chief Executive Officer and Director (principal executive officer, principal accounting officer)

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